BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, Standard & Poor’s, a credit rating agency, updated BRF’s outlook from “stable” to “positive” and reaffirmed the Company’s global rating at “BB” and local rating at “brAAA”. The above-mentioned update is mainly a consequence of the continuous improvement in the Company’s profitability, recent efficiency measures and debt reduction.

São Paulo, December 17th, 2024

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer